Exhibit 11

Notice to ASX/LSE

Rio Tinto approves $463million investment in Zulti South
8 April 2019
Rio Tinto has approved the next stage in the development of Richards Bay Minerals (RBM) in South Africa through the construction of the Zulti South project. The $463million (Rio Tinto share $343 million) investment will sustain RBM’s current capacity and extend mine life.
RBM currently operates four mines in the Zulti North lease area, a mineral separation plant and smelting facility. The Zulti North orebody grade is declining, hence the Zulti South mine is required to maintain the output of high-margin zircon and rutile, and provide sufficient ore to support TiO2 sales.
The Zulti South mine (Phase 1) will underpin RBM’s supply of zircon and ilmenite over the life of mine. Construction is scheduled to start in mid-2019, subject to the granting of all necessary permits, with first commercial production expected in late 2021. The investment will be fully self-funded from RBM’s cash flows, with no additional debt or recourse to Rio Tinto. The project is expected to deliver an internal rate of return of 24 per cent (Rio Tinto share).
Rio Tinto chief executive J-S Jacques said “Rio Tinto has a long history in South Africa, and today’s investment underscores our commitment for the coming decades and beyond. Zulti South is one of the best undeveloped minerals sand deposits in the industry, and will significantly extend RBM’s position as a world-class, first-quartile asset. The long-term fundamentals of the market remain strong, and production from Zulti South will commence in time to fill a widening supply gap, ensuring RBM’s position as a leader in the sector, and delivering strong returns to our shareholders.”
Rio Tinto Energy & Minerals chief executive Bold Baatar said “RBM is an outstanding business, South Africa’s largest mineral sands producer and, equally importantly, a fully beneficiated metallurgical complex. We not only mine, but produce value-added products for customers around the world. We are proud of the value we create, and retain, in South Africa. This is underscored by our position as KwaZulu Natal’s leading taxpayer, paying $79 million in taxes and royalties in 2018 alone.
“Our investment in Zulti South will ensure we maintain our contribution to the province and our partner communities. We want to recognise the support from the Government of South Africa, the KwaZulu Natal provincial leadership and, most importantly, the invaluable support of our host communities – Mbonambi, Sokhulu, Mkhwanazi and Dube – in securing the future of this world-class business.”
Notes for editors

•	RBM is South Africa’s largest mineral sands producer and beneficiation company.

•	RBM produces predominantly rutile, zircon, titania slag and high purity iron.

•	Production from Zulti South will be processed through RBM’s existing infrastructure.

•	Rio Tinto has held a 74 per cent stake in RBM since 2012 and manages the operation.

•	Blue Horizon, a BBBEE consortium consisting of lead investors and the four host communities, owns a 24 per cent stake, while the remaining two per cent of the shares are held in an employee trust.

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